Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

ARCA biopharma, Inc.:

We consent to the use of our report dated October 28, 2008, with respect to the balance sheets of ARCA biopharma, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of operations; preferred stock and stockholders’ deficit; and cash flows for each of the years in the three-year period ended December 31, 2007, included herein, and to the reference to our firm under the caption “Experts” in the proxy statement/prospectus/consent solicitation. Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, in 2006.

/s/    KPMG LLP

KPMG LLP

Boulder, Colorado

November 20, 2008